Exhibit 99.1

September 4, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Subject: Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find attached Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is for your information and record.

For WIPRO LIMITED

M Sanaulla Khan Company Secretary

Encl: As Above

September 4, 2019

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Wipro Limited (BSE: 507685, NSE: WIPRO), a leading information technology, consulting and business process services company, has secured a strategic seven-year engagement, valued at $300 million, from ICICI Bank, a leading Indian private sector bank, to provide a comprehensive suite of services.

Wipro has a significant presence as an IT services provider in the global banking and financial services sector. Wipro provides innovative solutions to banks by leveraging Wipro HOLMES™, the Company’s Artificial Intelligence platform. This engagement will further strengthen our endeavor to provide differentiated technology and digital capabilities to the financial services industry.

Currently, Vara lnfotech provides these services to ICICI Bank. As a part of this strategic engagement, Wipro will absorb about 3,800 employees of Vara lnfotech along with its existing contracts, facilities and assets, on a going concern basis, through a business transfer agreement for an all cash consideration of INR 321 Crores and will provide these services to ICICI Bank from September 2019. The revenues generated by this business in the last financial year (FY19) was INR 221.5 Crores. This transaction is expected to be completed during the quarter ending September 30, 2019 and is subject to customary closing conditions.